October 13, 2020

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii), (iv) and (v) under the Investment Company Act of 1940 is:

(i)A copy of the fidelity bond;

(ii)a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trust’s listed on Schedule A approving the bond;

(iii)a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2020 to September 1, 2021;

(iv)a statement as to the period for which premiums have been paid; and

(v)a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(617) 672-8404 or fax (617) 672-1404.

Sincerely,

/s/ Christopher Fortier

Christopher Fortier

Vice President

Schedule A

Eaton Vance Growth Trust, a series fund consisting of:

•Eaton Vance-Atlanta Capital Focused Growth Fund

•Eaton Vance Atlanta Capital Select Equity Fund

•Eaton Vance-Atlanta Capital SMID-Cap Fund

•Eaton Vance Focused Global Opportunities Fund

•Eaton Vance Focused Growth Opportunities Fund

•Eaton Vance Focused Value Opportunities Fund

•Eaton Vance Greater China Growth Fund

•Eaton Vance Hexavest Global Equity Fund

•Eaton Vance Hexavest International Equity Fund

•Eaton Vance International Small-Cap Fund

•Eaton Vance Richard Bernstein All Asset Strategy Fund

•Eaton Vance Richard Bernstein Equity Strategy Fund

•Eaton Vance Worldwide Health Sciences Fund

Eaton Vance Investment Trust, a series fund consisting of:

•Eaton Vance Floating Rate Municipal Income Fund

•Eaton Vance National Limited Maturity Municipal Income Fund

•Eaton Vance New York Municipal Opportunities Fund

•Eaton Vance Short Duration Municipal Opportunities Fund

Eaton Vance Municipals Trust, a series fund consisting of:

•Eaton Vance Arizona Municipal Income Fund

•Eaton Vance California Municipal Opportunities Fund

•Eaton Vance Connecticut Municipal Income Fund

•Eaton Vance Georgia Municipal Income Fund

•Eaton Vance Maryland Municipal Income Fund

•Eaton Vance Massachusetts Municipal Income Fund

•Eaton Vance Minnesota Municipal Income Fund

•Eaton Vance Missouri Municipal Income Fund

•Eaton Vance Municipal Opportunities Fund

•Eaton Vance National Municipal Income Fund

•Eaton Vance New Jersey Municipal Income Fund

•Eaton Vance New York Municipal Income Fund

•Eaton Vance North Carolina Municipal Income Fund

•Eaton Vance Ohio Municipal Income Fund

•Eaton Vance Oregon Municipal Income Fund

•Eaton Vance Pennsylvania Municipal Income Fund

•Eaton Vance South Carolina Municipal Income Fund

•Eaton Vance Virginia Municipal Income Fund

Eaton Vance Municipals Trust II, a series fund consisting of:

•Eaton Vance High Yield Municipal Income Fund

•Parametric TABS Intermediate-Term Municipal Bond Fund

•Parametric TABS Short-Term Municipal Bond Fund

•Parametric TABS 5-to-15 Year Laddered Municipal Bond Fund

•Parametric TABS 1-to-10 Year Laddered Municipal Bond Fund

•Parametric TABS 10-to-20 Year Laddered Municipal Bond Fund

Eaton Vance Mutual Funds Trust, a series fund consisting of:

•Eaton Vance AMT-Free Municipal Income Fund

•Eaton Vance Core Plus Bond Fund

•Eaton Vance Emerging and Frontier Countries Equities Fund

•Eaton Vance Emerging Markets Debt Fund

•Eaton Vance Emerging Markets Local Income Fund

•Eaton Vance Floating-Rate Fund

•Eaton Vance Floating-Rate Advantage Fund

•Eaton Vance Floating-Rate & High Income Fund

•Eaton Vance Global Bond Fund

•Eaton Vance Global Income Builder Fund

•Eaton Vance Global Macro Absolute Return Fund

•Eaton Vance Global Macro Absolute Return Advantage Fund

•Eaton Vance Global Small-Cap Equity Fund

•Eaton Vance Government Opportunities Fund

•Eaton Vance High Income Opportunities Fund

•Eaton Vance Stock Fund

•Eaton Vance Short Duration Government Income Fund

•Eaton Vance Short Duration High Income Fund

•Eaton Vance Multi-Asset Credit Fund

•Eaton Vance Global Bond Fund

•Parametric Commodity Strategy Fund

•Parametric Dividend Income Fund

•Parametric Emerging Markets Fund

•Parametric International Equity Fund

•Parametric Tax-Managed International Equity Fund

•Parametric Volatility Risk Premium-Defensive Fund

•Eaton Vance Short Duration Strategic Income Fund

•Eaton Vance Tax-Managed Equity Asset Allocation Fund

•Eaton Vance Tax-Managed Global Dividend Income Fund

•Eaton Vance Tax-Managed Growth Fund 1.1

•Eaton Vance Tax-Managed Growth Fund 1.2

•Eaton Vance Tax-Managed Multi-Cap Growth Fund

•Eaton Vance Tax-Managed Small-Cap Fund

•Eaton Vance Tax-Managed Value Fund

Eaton Vance Series Fund, Inc., a series fund consisting of:

•Eaton Vance Emerging Markets Debt Opportunities Fund

Eaton Vance Series Trust, a series fund consisting of:

•Eaton Vance Tax-Managed Growth Fund 1.0

Eaton Vance Series Trust II, a series fund consisting of:

•Eaton Vance Income Fund of Boston

•Parametric Tax-Managed Emerging Markets Fund

Eaton Vance Special Investment Trust, a series fund consisting of:

•Eaton Vance 1-to-10 Year Laddered Corporate Bond Fund

•Eaton Vance Balanced Fund

•Eaton Vance Dividend Builder Fund

•Eaton Vance Greater India Fund

•Eaton Vance Core Bond Fund

•Eaton Vance Growth Fund

•Eaton Vance Large-Cap Value Fund

•Eaton Vance Real Estate Fund

•Eaton Vance Short Duration Inflation-Protected Income Fund

•Eaton Vance Small-Cap Fund

•Eaton Vance Special Equities Fund

Eaton Vance Variable Trust, a series fund consisting of:

•Eaton Vance VT Floating-Rate Income Fund

Eaton Vance Next Shares Trust, a series fund consisting of:

•Eaton Vance Balanced NextShares

•Eaton Vance Global Income Builder NextShares

•Eaton Vance Growth NextShares

•Eaton Vance Large-Cap Value NextShares

•Eaton Vance Richard Bernstein All Asset Strategy NextShares

•Eaton Vance Richard Bernstein Equity Strategy NextShares

•Eaton Vance Stock NextShares

•Eaton Vance Small-Cap NextShares

•Parametric Emerging Markets NextShares

•Parametric International Equity NextShares

Eaton Vance Next Shares Trust II, a series fund consisting of:

•Eaton Vance Bond NextShares

•Eaton Vance Global Macro Absolute Return NextShares

•Eaton Vance Government Obligations NextShares

•Eaton Vance High Income Opportunities NextShares

•Eaton Vance High Yield Municipal Income NextShares

•Eaton Vance National Municipal Income NextShares

•Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares

Eaton Vance California Municipal Bond Fund

Eaton Vance California Municipal Income Trust

Eaton Vance Enhanced Equity Income Fund

Eaton Vance Enhanced Equity Income Fund II

Eaton Vance Floating-Rate Income Plus Fund

Eaton Vance Floating-Rate Income Trust

Eaton Vance High Income 2021 Target Term Trust

Eaton Vance Limited Duration Income Fund

Eaton Vance Municipal Bond Fund

Eaton Vance Municipal Income 2028 Term Trust

Eaton Vance Municipal Income Trust

Eaton Vance National Municipal Opportunities Trust

Eaton Vance New York Municipal Bond Fund

Eaton Vance New York Municipal Income Trust

Eaton Vance Risk-Managed Diversified Equity Income Fund

Eaton Vance Senior Floating-Rate Trust

Eaton Vance Senior Income Trust

Eaton Vance Short Duration Diversified Income Fund

Eaton Vance Tax-Advantaged Dividend Income Fund

Eaton Vance Tax-Advantaged Global Dividend Income Fund

Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund

Eaton Vance Tax-Managed Buy-Write Income Fund

Eaton Vance Tax-Managed Buy-Write Opportunities Fund

Eaton Vance Tax-Managed Buy-Write Strategy Fund

Eaton Vance Tax-Managed Diversified Equity Income Fund

Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund

Eaton Vance Tax-Managed Global Diversified Equity Income Fund

Eaton Vance Floating-Rate 2022 Target Term Trust

Eaton Vance High-Income 2022 Target Term Trust